UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-9305 CUSIP NUMBER: 860630

(Check one): ☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2006

    ☐Transition Report on Form 10-K
    ☐Transition Report on Form 20-F
    ☐Transition Report on Form 11-K
    ☐Transition Report on Form 10-Q
    ☐Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

STIFEL FINANCIAL CORP.
Full Name of Registrant

Former Name if Applicable

One Financial Plaza
501 N. Broadway
Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 63102-2188
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for period ended September 30, 2006 ("Form 10-Q") of Stifel Financial Corp. (the "Company") cannot be filed within the prescribed time period because additional time is necessary to amend the Form 10-K for the year ended December 31, 2005 ("Form 10-K"), which the Company believes should be filed prior filing the Form 10-Q. The Form 10-K amendment relates to unaudited pro forma financial information contained in the notes to consolidated financial statements. The aforementioned changes to the consolidated financial statements have no effect on the Company's consolidated statement of financial condition as of December 31, 2005 and 2004, or its consolidated statements of operations, stockholders' equity, and cash flows for each of the three years ended December 31, 2005. In addition, the amendment of Form 10-K has no effect on the Form 10-Q condensed consolidated financial statements as of and for the periods ending September 30, 2006. The Company expects to file its Form 10-Q no later than November 14, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bernard N. Burkemper	314	342-2000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

Stifel Financial Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

STIFEL FINANCIAL CORP. (Registrant)
Date: November 9, 2006	By: /s/ Ronald J. Kruszewski
Ronald J. Kruszewski (President and Chief Executive Officer)